March 27, 2019

Jeff W. Dick
Chairman and Chief Executive Officer
MainStreet Bancshares, Inc.
10089 Fairfax Boulevard
Fairfax, VA 22030

       Re: MainStreet Bancshares, Inc.
           Form 10-12B
           Filed February 15, 2019
           File No. 001-38817

Dear Mr. Dick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services